UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC 28209

(Full mailing address of principal executive offices)

(616) 343-0697

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund III, LLC and its subsidiaries (collectively, the “Company”), a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identified by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future plans and strategies, contain projections or state other forward-looking information. Our ability to predict the results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of our offering circulars, filed pursuant to Rule 253(c)2, under the caption “RISK FACTORS” and which are available at www.sec.gov.

In particular, this Annual Report contains forward-looking statements regarding the Company’s plan to liquidate its assets in an orderly manner pursuant to a Forbearance Agreement with UMB Bank, N.A., as Indenture Trustee, including statements about expected asset values, estimated costs and receipts during the liquidation period, the anticipated timeline for property dispositions, and the Company’s ability to satisfy its obligations to bondholders and other creditors. These forward-looking statements are subject to significant risks and uncertainties, including the Company’s ability to comply with the milestones set forth in the Forbearance Agreement, the actual proceeds realized from the sale of assets, the timing and cost of renovations, market conditions affecting property values and sale timelines, and the outcome of legal proceedings. Actual results may differ materially from those projected.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

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Item 1. Business

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019, to acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. Since July 2023, our assets have comprised exclusively of various real estate assets and available cash. We actively manage our assets through our manager, Red Oak Capital GP, LLC, or our Manager, who has also engaged third party asset and property managers, as well as project managers and general contractors to assist in the management and repositioning of our real property assets.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2.0 million in the aggregate and a maximum of $50.0 million in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds, respectively (the “Offering”). The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in unsecuritized senior commercial mortgage notes, or property loans, and to pay or reimburse selling commissions and other fees and expenses associated with the Offering. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50.0 million through issuing $4.4 million and $45.6 million of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

As described below under “Adoption of Liquidation Basis of Accounting,” on November 21, 2025, the Company entered into a Forbearance Agreement with UMB Bank, N.A., as Indenture Trustee, and adopted a plan to liquidate its remaining assets in an orderly manner. Effective December 1, 2025, the Company adopted the liquidation basis of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 205-30, Presentation of Financial Statements—Liquidation Basis of Accounting. As of December 31, 2025, the Company held three properties acquired through foreclosure or deed-in-lieu of foreclosure and was in the process of repositioning and liquidating these assets pursuant to the Forbearance Agreement.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, or our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. Our Sponsor is wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced loan operations upon the first closing of our Offering on September 27, 2019. To date we have received approximately $45,500,000 in net proceeds from our Offering. Since the Offering reached the maximum allowable raise on December 23, 2019, the Company does not anticipate any further issuance of bonds.

As a result of macro events, most recently including inflation and geopolitical developments, but predominantly the COVID-19 pandemic, the Company’s loan portfolio experienced significant distress, and the Company acquired all of its remaining properties through foreclosure or deed-in-lieu of foreclosure. On February 3, 2025, the Company announced that it would no longer make regular quarterly payments of interest associated with its outstanding Bonds and would begin the process of liquidating its assets in an effort to provide the liquidity to pay off the principal and accrued interest associated with the Bonds. On March 10, 2025, UMB Bank, N.A., as the Indenture Trustee, issued a Notice of Events of Default and Reservation of Rights. On November 21, 2025, the Company entered into a Forbearance Agreement with the Indenture Trustee (the “Forbearance Agreement”), which provides for an orderly liquidation of the Company’s remaining real estate assets over an approximately two-year period.

As a result, effective December 1, 2025, the Company adopted the liquidation basis of accounting in accordance with ASC 205-30. The accompanying consolidated financial statements for the period from December 1, 2025 through December 31, 2025 are presented on the liquidation basis of accounting. The consolidated financial statements for the eleven months ended November 30, 2025 and the year ended December 31, 2024 continue to be presented on the going concern basis of accounting. Results for the liquidation period are not comparable to results for the going concern periods.

Adoption of Liquidation Basis of Accounting

On November 21, 2025, the Company executed a Forbearance Agreement with UMB Bank, N.A., as Indenture Trustee for the holders of the Company’s Series B Bonds, pursuant to which the Indenture Trustee agreed to forbear from exercising its remedies under the Trust Indenture for a defined period while the Company executes an orderly liquidation of its remaining real estate assets. The Forbearance Agreement was the culmination of a process that began with the Company’s February 3, 2025 announcement that it would cease regular quarterly interest payments and pursue an asset liquidation strategy, followed by the Indenture Trustee’s Notice of Events of Default on March 10, 2025, and the Company’s presentation of a Plan of Liquidation to bondholders on June 30, 2025.

The Company’s Plan of Liquidation contemplates the following key actions: (i) completing remaining renovations at the two Natchez, Mississippi hotel properties; (ii) operating the hotels only to the extent necessary to preserve asset value prior to sale; (iii) marketing and selling all remaining real estate assets in accordance with the disposition milestones set forth in the Forbearance Agreement; and (iv) applying sale proceeds in accordance with the legal priority established under the Trust Indenture, with Series B bondholders having priority claims on the net proceeds.

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The Company determined that liquidation became imminent upon execution of the Forbearance Agreement on November 21, 2025, as this event satisfied the criteria set forth in ASC 205-30-25-2. The Company adopted a convenience date of December 1, 2025 for the transition to the liquidation basis of accounting. Management evaluated the impact of the nine-day period from November 21, 2025 through November 30, 2025 and determined the effect on the consolidated financial statements to be immaterial.

Under the liquidation basis of accounting, assets are measured at their estimated cash amounts expected to be collected, and liabilities are measured at their estimated settlement amounts through the end of the liquidation period. The Company presents its real estate assets at estimated values on a gross basis, with estimated costs to complete renovations, disposition costs, and other expected costs during the liquidation period accrued separately as liabilities. In accordance with ASC 205-30, estimated future cash flows are not discounted to present value. The Company currently estimates that the liquidation period will extend through December 31, 2027.

As of December 31, 2025, the Company’s net liabilities in liquidation were approximately $50.0 million, reflecting total estimated assets of approximately $21.4 million and total estimated liabilities of approximately $71.4 million. The Company does not expect to have sufficient assets to fully satisfy all of its outstanding obligations, including the full amount of principal and accrued interest due to Series B bondholders.

Results of Operations

For the Eleven Months Ended November 30, 2025 (Going Concern Basis)

The following discussion presents the Company’s results of operations for the eleven-month period ended November 30, 2025, which are presented on the going concern basis of accounting. Due to the adoption of the liquidation basis of accounting effective December 1, 2025 and the shortened reporting period, these results are not directly comparable to the full year ended December 31, 2024.

As of November 30, 2025, the Company did not hold any senior secured loans and held three properties acquired via foreclosure or deed-in-lieu of foreclosure with a carrying value of approximately $17.2 million, net of accumulated depreciation and accumulated impairment.

On April 25, 2025, ROCFIII Southfield, LLC, a wholly owned subsidiary of the Company, sold the medical office building located in Southfield, Michigan at auction. The Company received approximately $0.8 million in net proceeds from the sale on June 2, 2025, resulting in a realized loss of approximately $86,000. Following the sale, the Company’s real estate portfolio consisted of three properties: the Vue Hotel and the Bridges Hotel, both located in Natchez, Mississippi; and the Pembroke property.

During 2024, the Company authorized the special purpose entities associated with the two Natchez hotel properties to issue preferred membership interests to Red Oak Capital Properties, LLC (“ROCP,” whose rights and obligations were assumed by Red Oak Capital Holdings, LLC as successor-by-merger effective June 13, 2025), a related party. ROCFIII Vue Hotel, LLC issued preferred interests of up to $3.3 million at 8% per annum, maturing September 1, 2027. ROCFIII 10 Grand Soleil, LLC issued preferred interests of up to $2.1 million at 8% per annum, maturing September 1, 2027. Through November 30, 2025, ROCP had invested approximately $6.7 million in aggregate across both entities, including protective advances of approximately $1.3 million which accrue interest at 14% per annum.

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On July 25, 2025, ROCFIII Pembroke, LLC, a wholly owned subsidiary of the Company, obtained a $1,650,000 senior secured note from Red Oak Income Opportunity Fund II, LLC (“ROIOF II”), a related party under common ownership. The note is secured by the Pembroke property and is subject to certain reserve requirements.

For the eleven months ended November 30, 2025, the Company’s total revenues, consisting of rental revenue of $390,912 and bank interest income of $17,617, amounted to $408,529. Operating costs for the same period, including bond interest expense of $4,040,928, interest on preferred membership liability of $991,276, property expenses of $1,651,100, management fees of $705,513, professional fees of $397,889, note interest expense of $70,696, and depreciation expense of $319,953, amounted to $8,177,355. The Company also recognized net other expense of $300,902, consisting of a realized loss on property of $85,694, unrealized loss on property of $707,981, and a change in fair value of derivative liability of $492,773. Net loss for the eleven months ended November 30, 2025 amounted to $8,069,728.

Rental revenue decreased modestly compared to the year ended December 31, 2024, primarily due to the Southfield property being sold in April 2025 and the Vue Hotel remaining offline for renovations during the period, partially offset by the reopening of the Bridges Hotel in the second quarter of 2025. Property expenses increased due to the resumption of hotel operations at the Bridges Hotel. Bond interest expense decreased on a pro rata basis as compared to the prior year, reflecting an eleven-month period versus a twelve-month period. Interest on the preferred membership liability increased as ROCP continued to fund preferred investments throughout 2025. Professional fees increased due to legal costs associated with the Forbearance Agreement negotiations and the Trust Instruction Proceeding.

For the One Month Ended December 31, 2025 (Liquidation Basis)

Effective December 1, 2025, the Company adopted the liquidation basis of accounting. Under the liquidation basis, the Company no longer reports results of operations in the traditional sense. Instead, the Company reports changes in net liabilities in liquidation, which reflect the estimated costs and receipts expected during the remaining liquidation period.

Upon adoption of the liquidation basis of accounting on December 1, 2025, the Company remeasured its assets to estimated values on a gross basis, representing the estimated cash amounts expected to be collected through the disposition of each property. Liabilities were adjusted to include accruals for estimated costs expected to be incurred during the liquidation period, including remaining renovation costs, property operating expenses, professional fees, disposition costs, interest on the Series B Bonds at the contractual rate of 8.5%, and amounts due to the preferred membership interest holder and other creditors.

As of December 1, 2025, net liabilities in liquidation were approximately $50.4 million. During the one month ended December 31, 2025, net liabilities in liquidation decreased by approximately $0.5 million, resulting in net liabilities in liquidation of approximately $50.0 million as of December 31, 2025. The decrease was primarily attributable to capital contributions from the Managing Member of $386,237, a net favorable remeasurement of assets in liquidation of $8,099, and a net favorable remeasurement of liabilities in liquidation of $91,220. See Note 4 to the consolidated financial statements for additional detail regarding the components of net liabilities in liquidation and the methods and significant assumptions underlying the Company’s estimates.

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For the Year Ended December 31, 2024 (Going Concern Basis)

The following discussion presents the Company’s results of operations for the year ended December 31, 2024, which are presented on the going concern basis of accounting.

As of December 31, 2024, the Company did not hold any senior secured loans and held four properties acquired via foreclosure or deed-in-lieu of foreclosure with a carrying value of $16,374,629, net of $3,644,249 in accumulated depreciation and accumulated impairment. See the property footnote in the consolidated financial statements for additional information.

On September 1, 2024, ROCFIII Vue Hotel, LLC, which owns the hotel located in Natchez, Mississippi, formerly owned by RVH Investments, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $3.3 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through December 31, 2024, Red Oak Capital Properties, LLC had invested $2,508,423.

On September 1, 2024, ROCFIII 10 Grand Soleil, LLC, which owns the hotel located in Natchez, Mississippi, formerly owned by ONRD, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. The preferred investment is up to $2.1 million, accrues interest at 8% per annum, and matures on September 1, 2027. Through December 31, 2024, Red Oak Capital Properties, LLC had invested $2,239,991. The $189,991 invested above the preferred investment amount is treated as a protective advance and accrues protective interest at 14% per annum.

Under the terms of each JV entity’s amended and restated limited liability company agreement, the Preferred Member may make Protective Advances to the entity when funds are needed to cure or prevent a loan default, fund a shortfall, or otherwise meet the entity’s obligations. Each Protective Advance accrues a return at 14% per annum (the “Protective Rate”), non-compounding, and is repaid on a priority basis from net cash flow and net capital proceeds ahead of distributions to the Common Member. The outstanding Protective Balance and accrued Protective Return must be returned by the earlier of the full repayment of the Preferred Payment Amount or the Preferred Investment Maturity Date (September 1, 2027). The Common Member may return any Protective Advance at any time by funding an amount equal to the Protective Balance plus accrued Protective Return.

The distribution of net cash flow from operations and net sale proceeds of the two JV entities follows a structured priority. For net cash flow, 100% is first allocated to the Preferred Member until they have received all accrued Preferred Current Returns, defined as 8% of the net Preferred Investment per annum, then to the Preferred Member for any outstanding Protective Balance and accrued Protective Return, with any remaining net cash flow distributed entirely to ROCFIII (the “Common Member”). Similarly, for net sale proceeds, the initial distribution is 100% to the Preferred Member until they receive all accrued Preferred Current Returns and any outstanding Protective Balance and Protective Return, then 100% to the Preferred Member until the entire Preferred Investment has been returned. Thereafter, any residual proceeds are distributed on a pro rata basis, with 10% to the Preferred Member (the “contingent return”) and the remaining to the Common Member. The Preferred Member retains certain rights to approve “Major Decisions” as defined in the limited liability agreements upon any event of Material Default. Upon a Material Default or the third anniversary of the Preferred Investment, the Common Member must cause the entity to immediately prepay the net Preferred Investment, any Protective Advances, and any accrued returns.

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For the year ended December 31, 2024, the Company’s total revenues from operations, including rental income of $479,394 and bank interest income of $110,597, amounted to $589,991. Operating costs for the same period, including bond interest expense of $4,459,991, property expenses of $2,175,233, and management fees of $777,897, amounted to $8,089,669. Net loss for the period amounted to $7,724,398. Rental revenues and expenses decreased from 2023 as a result of pulling two hotels offline for part of 2024 for full renovations.

Liquidity and Capital Resources

As of December 31, 2025, the Company had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to its offering of Bonds. On September 15, 2022, the Company elected to redeem all outstanding Series A Bonds. As of December 31, 2025, $43,980,000 of Series B Bonds remained outstanding. No Series B Bonds were redeemed during the year ended December 31, 2025.

On February 3, 2025, the Company announced that it would no longer make regular quarterly payments of interest associated with its outstanding Bonds. As of that date, the Company had made all payments of interest through December 31, 2024. The Company did not make payments of interest for any quarter during 2025. On March 10, 2025, UMB Bank, N.A., as the Indenture Trustee, issued a Notice of Events of Default and Reservation of Rights, asserting that the Company’s announcement constituted a default under the covenants of the Bonds.

On November 21, 2025, the Company entered into the Forbearance Agreement with the Indenture Trustee. Under the Forbearance Agreement, the Indenture Trustee agreed to forbear from exercising its remedies under the Trust Indenture while the Company executes its Plan of Liquidation, subject to the Company’s compliance with specified disposition milestones and reporting requirements. The Forbearance Agreement provides for an orderly liquidation of the Company’s remaining assets over an approximately two-year period.

As of December 31, 2025, cash on hand was $103,224. The Company’s primary anticipated sources of liquidity during the liquidation period are proceeds from the disposition of its remaining real estate assets and capital contributions from the Managing Member. The Company has not identified any additional external sources of financing and there is no assurance that such sources would be available.

The bond service reserve that was required pursuant to the Trust Indenture, equal to 3.75% of gross proceeds from the Offering ($1,875,000), was depleted on October 23, 2020. No bond service reserves were available as of December 31, 2025.

Under the liquidation basis of accounting, the Company has accrued estimated costs expected to be incurred and estimated receipts expected to be received during the remaining liquidation period. As of December 31, 2025, net liabilities for estimated costs in excess of estimated receipts through liquidation of approximately $2.2 million were accrued, reflecting estimated future property operating expenses, remaining renovation costs, professional fees, disposition costs, management and administration fees, and other wind-down costs, net of estimated hotel operating income during the pre-sale period. See Note 4 to the consolidated financial statements for additional detail. The Company’s ability to fund its operations and satisfy its obligations during the liquidation period is dependent on the successful execution of the Plan of Liquidation, including the timely disposition of assets at values consistent with or in excess of current estimates.

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As of December 31, 2025, the Company’s net liabilities in liquidation were approximately $50.0 million. The Company does not expect to fully satisfy all of its outstanding obligations from the proceeds of its asset liquidation. Under the terms of the Trust Indenture and Forbearance Agreement, net proceeds from asset dispositions will be applied in accordance with the legal priority established thereunder, with amounts due to Series B bondholders having priority over the Managing Member’s equity interest in the Company.

Trend Information

The Company reached the maximum allowable raise and closed its Offering as of December 23, 2019. As such, the Company will no longer issue additional bonds. The Company is focused on executing its Plan of Liquidation through the orderly repositioning and disposition of its remaining real estate assets.

Subsequent to December 31, 2025, the following developments have occurred:

Pembroke Property. ROCFIII Pembroke, LLC entered into a binding purchase and sale agreement for the Pembroke property at a sale price of $2,650,000. The sale is expected to close in May 2026.

Vue Hotel Renovations. Renovations on the property owned by ROCFIII Vue Hotel, LLC are expected to be completed and the hotel is expected to reopen in May 2026. Upon completion of renovations and stabilization of operations, the Company expects property-level net operating income to increase, resulting in an increase to the property’s market value; however, the magnitude and timeframe are uncertain and subject to operating performance, market conditions, and other factors.

10 Grand Soleil Hotel. Renovations on the property owned by ROCFIII 10 Grand Soleil, LLC (the Bridges Hotel) were completed in the fourth quarter of 2024. The hotel is operating and generating revenue. The Company continues to seek to stabilize operations and maximize the property’s value prior to disposition.

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Trust Instruction Proceeding. On February 17, 2026, UMB Bank, N.A., in its capacity as Indenture Trustee, filed a Trust Instruction Proceeding (“TIP”) petition in the Hennepin County District Court, State of Minnesota, Fourth Judicial District (Court File No. 27-TR-CV-26-8), captioned In the Matter of the Trusteeship Under the Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A. as Trustee, seeking an order from the court, among other things, approving the Indenture Trustee’s execution of the Forbearance Agreement. On April 1, 2026, the court held a hearing on the petition, at which no objections were submitted. On April 7, 2026, the court entered Findings of Fact, Conclusions of Law and Order (the “TIP Order”), granting the relief requested. The TIP Order approves and confirms the Indenture Trustee’s execution of, and continued performance under, the Forbearance Agreement, finds that the Plan of Liquidation is in the best interest of the holders of the Series B Bonds, and authorizes and instructs the Indenture Trustee to take such actions as are consistent with and reasonably necessary to effectuate the transactions contemplated by the Forbearance Agreement.

Managing Member Capital Contributions. Through the date of this report, the Managing Member has contributed approximately $1.6 million in aggregate capital to the Company to fund Vue Hotel renovations and operating shortfalls. Of this amount, approximately $0.5 million was contributed through December 31, 2025 (including $0.1 million during the going concern period and $0.4 million during the liquidation period), and approximately $1.1 million was contributed subsequent to year-end. These contributions are subordinate to all bondholder claims under the Trust Indenture.

The Company’s ability to successfully execute its Plan of Liquidation is subject to significant risks and uncertainties, including market conditions, the timing and cost of completing renovations, the Company’s ability to comply with disposition milestones under the Forbearance Agreement, and the actual proceeds realized from the sale of assets. There can be no assurances that these actions will generate sufficient cash flows to repay all outstanding liabilities, including the interest and principal due to the Series B bondholders.

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Item 3. Directors, Executive Officers and Significant Employees

The following table sets forth information on our board of managers and executive officers of our Sponsor as of the date of this submission. We are managed by our Manager, which is majorly owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	68	Chief Executive Officer	August 2020
Kevin P. Kennedy	60	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	59	President and Chief Strategy Officer*	March 2025 (President) November 2019 (Chief Strategy Officer)
Paul Cleary	62	Chief Operating Officer	March 2022
Thomas McGovern	47	Chief Financial Officer	April 2022
Robert Kaplan	55	Chief Legal Officer and EVP	March 2023
Matthew Webster	59	Chief Credit Officer and EVP	March 2025

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our Company.

Gary Bechtel is Chief Executive Officer of our Sponsor and a member of the board of managers of ROHM. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s growth strategy. Gary also served as Money360’s Chief Credit Officer. Prior to joining Money360, he was Chief Lending Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Garn & Ellis Company, Meridian Capital, Johnson Capital, and JMB Capital. Gary began his career with the Allison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer of our Sponsor and a member of the board of managers of ROHM. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has more than 25 years of experience in investment management. He previously served as Managing Director and National Sales Director at BlackRock Investment Management Corporation and, prior to BlackRock, served as a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. Kevin holds Series 7, 24, 63 and 65 securities licenses. He received his Bachelor of Arts degree from the University of Pennsylvania.

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Raymond T. Davis is President and Chief Strategy Officer of our Sponsor and a member of the board of managers of ROHM. He is responsible for the Company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused his operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is Chief Operating Officer of our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender. He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan, as well as FINOVA Realty Capital. He earned a Master’s degree in Business Administration from the University of California, Irvine, a Juris Doctor degree (JD) from the University of San Diego School of Law and a Bachelor’s degree with a Political Science concentration from the University of California, Santa Barbara.

Thomas McGovern is Chief Financial Officer of our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Westchester Insurance. Thomas is an experienced M&A consultant covering both non-depository lenders and financial institution sponsors and previously served as an Executive Director at Barclays Securities International. He also served depository and non-depository lenders as a financial institution specialist at Morgan Stanley. Thomas has been a sell-side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked institutional investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a B.A. in Economics from Hamilton College, where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development of our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in Best Lawyers in America within his fields each year since 2013, Robert was selected as “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Robert to serve on the Virginia Board of Housing and Community Development. Rob received his J.D. from the Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

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Matthew Webster serves as Chief Credit Officer and Executive Vice President of our Sponsor. Matthew leads the Sponsor’s credit strategy, portfolio risk management, and underwriting operations. Matthew brings more than 30 years of experience in capital markets, structured finance, and risk management having worked across balance sheet and securitized lending, senior and mezzanine debt, equity investments, and non-performing loan acquisitions. He has structured and executed over $250 billion in transactions and worked with some of the world’s most sophisticated institutional investors, including sovereign wealth funds, global REITs, and alternative asset managers. Matthew previously served as Global Head of Real Estate Finance at HSBC, managing more than $100 billion in commercial real estate exposure. His expertise spans key roles at Morgan Stanley, Goldman Sachs, Hypo Real Estate, and Fitch Ratings, where he led major capital markets initiatives and advised regulatory bodies on financial stability and capital requirements. Matthew holds a Chartered Financial Analyst (CFA) certificate and earned dual bachelor’s degrees in Business Management and Economics from North Carolina State University.

Director and Executive Compensation

Our Company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits paid to its executive officers.

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Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding membership units, and (2) each of our named executives and managers. Each person named in the table has sole voting and investment power with respect to all membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or of investment power over such security.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership**	Percent of Class
Common Units	Red Oak Capital Holdings, LLC	6,000	100% (1)
Common Units	Gary Bechtel	6,000	100% (2)
Common Units	Kevin Kennedy	6,000	100% (3)
Common Units	Raymond Davis	6,000	100% (4)
Common Units	All Executives and Managers as a group	6,000	100%

* Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

** Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities regardless of whether he or she has any economic or pecuniary interest in such securities.

(1) Issued to our Sponsor, Red Oak Capital Holdings, LLC (“Sponsor”), in consideration for a capital commitment of $1,500,000, which may be called at times and in amounts in the discretion of the Manager. As such, each of Messrs. Bechtel, Kennedy and Davis have shared voting and dispositive power over such Common Units owned by our Sponsor. Messrs. Bechtel, Kennedy and Davis are officers of our Sponsor, which is the sole member of our Manager, and on the board of managers of Red Oak Holdings Management, LLC (“ROHM”), which is the manager of, and holder of 100% of the voting interests in, our Sponsor. Messrs. Bechtel, Kennedy and Davis collectively own a majority of the non-voting units of our Sponsor. Each disclaims beneficial ownership of the shares held by our Sponsor, except to the extent of their proportionate pecuniary interest therein.

(2) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Bechtel is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(3) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Kennedy is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Kennedy disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(4) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Davis is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Davis disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

14

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 9, Related Party Transactions in Item 7, Consolidated Financial Statements.

Item 6. Other Information

None

15

Item 7. Financial Statements

RED OAK CAPITAL FUND III, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2025 AND DECEMBER 31, 2024

16

17

INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Fund III, LLC and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Red Oak Capital Fund III, LLC (the “Company,” a Delaware limited liability corporation), which comprise the consolidated balance sheets as of November 30, 2025 and December 31, 2024, and the related consolidated statements of operations, changes in member’s deficit, and cash flows for the period from January 1, 2025 to November 30, 2025 and for the year ended December 31, 2024, the consolidated statement of net liabilities in liquidation as December 31, 2025, the related consolidated statement of changes in net liabilities in liquidation for the period from December 1, 2025 to December 31, 2025, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and December 31, 2024, and the results of its operations, changes in member’s deficit, and cash flows for the period from January 1, 2025 to November 30, 2025 and for the year ended December 31, 2024, as well as the net liabilities in liquidation as of December 31, 2025, and the changes in net liabilities in liquidation for the period from December 1, 2025 to December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Accounting

As described in Note 2 to the consolidated financial statements, the Company executed a Forbearance Agreement with UMB Bank, N.A., requiring the Company to implement an orderly liquidation of its assets. As a result, the Company changed its basis of accounting for periods subsequent to November 30, 2025 from the going concern basis to a liquidation basis.  Generally accepted accounting principles require financial statements to be prepared on the liquidation basis of accounting when an entity is in liquidation or when liquidation is imminent. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

18

To the Managing Member

Red Oak Capital Fund III, LLC and Subsidiaries

Page Two

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information Included in the Company’s Annual Report

Management is responsible for the other information included in the Company’s annual report. The other information comprises the Company’s annual report on Form 1-K, but it does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance on it.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ UHY LLP

Farmington Hills, Michigan

April 30, 2026

19

Red Oak Capital Fund III, LLC and Subsidiaries
Consolidated Statements of Net Liabilities in Liquidation
(Liquidation Basis)

December 31, 2025

Assets

Property, net realization value	$21,053,000
Cash and cash equivalents	103,224
Other current assets	73,154
Mortgage loan interest reserves	168,433

Total assets	$21,397,811

Liabilities

Bond interest payable	$11,214,900
Note interest payable	93,846
Accrued return to preferred member	2,051,387
Due to managing member	2,369,667
Other current liabilities	160,658
Series B bonds payable	43,980,000
Net liabilities for estimated costs through liquidation	2,154,966
Preferred membership interest	6,677,077
Derivative liability	1,005,099
Mortgage loan payable	1,650,000

Total liabilities	$71,357,600

Net liabilities in liquidation	$(49,959,789)

20

Red Oak Capital Fund III, LLC and Subsidiaries
Consolidated Balance Sheets
(Going Concern Basis)
	November 30, 2025	December 31, 2024

Assets

Current assets:
Cash and cash equivalents	$253,312	$1,154,587
Accounts receivable	-	35,165
Other current assets	65,055	34,350
Prepaid expenses	-	4,125
Mortgage loan interest reserves	182,527	-
Total current assets	500,894	1,228,227

Long-term assets:
Property, net	17,177,975	16,374,629
Total long-term assets	17,177,975	16,374,629

Total assets	$17,678,869	$17,602,856

Liabilities and Member's Deficit

Current liabilities:
Interest payable	$3,437,912	$934,575
Accrued return to preferred member	595,573	96,509
Due to managing member	766,229	39,290
Other current liabilities	161,088	45,818
Series B bonds payable, net	43,922,998	43,308,845
Accounts payable	771,537	726,977
Total current liabilities	49,655,337	45,152,014

Long-term liabilities:
Preferred membership liability, net	5,832,112	3,411,237
Derivative liability, at fair value	952,735	1,445,508
Mortgage loans payable, net	1,611,985	-
Total long-term liabilities	8,396,832	4,856,745

Member's deficit	(40,373,300)	(32,405,903)

Total liabilities and member's deficit	$17,678,869	$17,602,856

21

Red Oak Capital Fund III, LLC and Subsidiaries
Consolidated Statement of Changes in Net Liabilities in Liquidation
(Liquidation Basis)

For the Period December 1, 2025 through December 31, 2025

Net liabilities in liquidation, December 1, 2025	$(50,445,345)
Changes in net liabilities in liquidation
Remeasurement of assets in liquidation	8,099
Remeasurement of liabilities in liquidation	91,220
Manager contributions	386,237
Changes in net liabilities in liquidation	485,556
Net liabilities in liquidation, December 31, 2025	$(49,959,789)

22

Red Oak Capital Fund III, LLC and Subsidiaries
Consolidated Statements of Operations
(Going Concern Basis)

	For the Period Ending November 30, 2025	For the Year Ending December 31, 2024

Revenue:
Bank interest income	$17,617	$110,597
Rental revenue	390,912	479,394
Total revenue	408,529	589,991

Expenses:
Bond interest expense	4,040,928	4,459,991
Note interest expense	70,696	-
Interest on preferred membership liability	991,276	235,969
Management fees	705,513	777,897
Professional fees	397,889	190,363
Property expenses	1,651,100	2,175,233
Depreciation expense	319,953	250,216
Total expenses	8,177,355	8,089,669

Other income (expense)
Realized gain on extinguished debt	-	47,500
Realized loss on property, net	(85,694)	-
Change in fair value of derivative liability	492,773	31,130
Unrealized loss on property, net	(707,981)	(303,350)
Total other income (expense)	(300,902)	(224,720)

Net loss	$(8,069,728)	$(7,724,398)

23

Red Oak Capital Fund III, LLC and Subsidiaries
Consolidated Statements of Changes in Member's Deficit
(Going Concern Basis)
Managing Member

Member's deficit, January 1, 2024	$(24,681,505)

Net loss	(7,724,398)

Member's deficit, January 1, 2025	$(32,405,903)

Capital contributions	102,331

Net loss	(8,069,728)

Member's deficit, November 30, 2025	$(40,373,300)

24

Red Oak Capital Fund III, LLC and Subsidiaries
Consolidated Statements of Cash Flows
(Going Concern Basis)

	For the Period Ending November 30, 2025	For the Year Ending December 31, 2024

Cash flows from operating activities:
Net loss	$(8,069,728)	$(7,724,398)

Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization of debt issuance costs	1,117,851	834,022
Depreciation expense	319,953	250,216
Realized loss on property, net	85,694	-
Unrealized loss on property, net	707,981	303,350
Change in fair value of derivative liability	(492,773)	(31,130)
Change in other operating assets and liabilities:
Net change in other current assets	(30,705)	67,863
Net change in accounts receivable	35,165	(33,165)
Net change in due from related parties	-	(348)
Net change in prepaid expenses	4,125	(4,125)
Net change in bond interest payable	2,503,337	(14,981)
Net change in accrued return to preferred member	499,064	96,509
Net change in due to managing member	726,939	39,290
Net change in other current liabilities	115,270	(68,746)
Net change in accounts payable	44,560	472,403

Net cash used in operating activities	(2,433,267)	(5,860,740)

Cash flows from investing activities:
Capitalized expenditures on property held	(2,757,956)	(4,419,915)
Proceeds from sale of property, net	840,982	-

Net cash used in investing activities	(1,916,974)	(4,419,915)

Cash flows from financing activities:
Contributions	102,331	-
Proceeds from preferred membership liability	1,928,662	4,748,414
Proceeds from mortgage loans	1,417,973	-
Redemptions of Series B Bonds	-	(657,500)

Net cash provided by financing activities	3,448,966	4,090,914

Net change in cash and cash equivalents	(901,275)	(6,189,741)

Cash and cash equivalents, beginning of period	1,154,587	7,344,328

Cash and cash equivalents, end of period	$253,312	$1,154,587

Supplemental non-cash disclosures of cash flow information:
Interest paid	$934,575	$3,778,356

25

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

1. Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the initial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation, geopolitical developments, and tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of construction on properties, an increase in rehabilitation costs, higher rate of borrowings, and delayed asset sale closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

The Company issued a notice to bondholders on February 3, 2025 that the Company did not have adequate cash flow or cash on hand to make further interest payments. UMB Bank, N.A. as the trustee of the Series B bond indenture, issued a Notice of Events of Default and Reservation of Rights, asserting that the Company’s February 3, 2025 announcement constituted a default under the covenants of the Bonds.

On November 21, 2025, the Company executed a Forbearance Agreement with UMB Bank, N.A., the Trustee. Under the terms of the Forbearance Agreement, the Trustee agreed to temporarily forbear from exercising certain remedies under the Bond Documents while the Company executes its Plan of Liquidation. As discussed further in Note 2, the Company adopted the liquidation basis of accounting effect December 1, 2025 (see Note 3).

The Managing Member plans to address these matters by liquidating the portfolio of assets in an orderly manner in an effort to maximize value and distribute the proceeds to the bondholders. They plan to complete their renovations of two operating hotels and bring them to full occupancy, which they believe will generate the largest amount of proceeds from the subsequent liquidation.

There can be no assurances that these actions will generate sufficient cash flows to repay all outstanding liabilities, including the interest and principal due to the Series B bondholders.

2. Plan of liquidation

On November 21, 2025, the Company executed a Forbearance Agreement with UMB Bank, N.A. requiring the Company to implement an orderly liquidation of its assets. The Forbearance Agreement was preceded by the Company’s February 3, 2025 communication to bondholders stating that the Company did not have adequate cash flow or cash on hand to make further interest payments, and a Notice of Default issued by the Trustee on March 10, 2025. The Plan of Liquidation was formally presented to bondholders on June 30, 2025. The Plan of Liquidation includes:

26

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

2. Plan of liquidation (continued)

1.	Completing the remaining renovations at the two Natchez hotel properties;
2.	Operating the hotels only to the extent necessary to preserve asset value prior to sale;
3.	Marketing and selling all real estate assets in accordance with the disposition milestones specified in the Forbearance Agreement:
4.	Applying all liquidation proceeds in accordance with legal priority, including settlement of the Series B Bonds and preferred membership interests; and
5.	Settling all other obligations expected to arise during the liquidation period.

Management currently anticipates the liquidation period may extend through approximately December 2027, although timing is dependent on market conditions, renovation completion, and adherence to Forbearance Agreement milestones.

Under the terms of the Forbearance Agreement, the Trustee may terminate forbearance and exercise full remedies, including acceleration of the Series B Bonds, if the Company fails to meet specified milestones or otherwise defaults under the agreement. As of the date of these financial statements, the Company had not met certain disposition milestones under the Forbearance Agreement, including obtaining a binding purchase and sale agreement for the Pembroke property by the December 31, 2025 deadline. The Company is continuing discussions with the Trustee regarding these matters, and the Trustee has not, as of such date, terminated the forbearance. Subsequent to year-end, the Pembroke property was placed under contract.

On February 17, 2026, UMB Bank, N.A., as Trustee, filed a Trust Instruction Proceeding (“TIP”) petition in the Hennepin County District Court, State of Minnesota. The TIP seeks a court order approving the Trustee’s execution of the Forbearance Agreement and directs the Trustee to take such actions as are consistent with and reasonably necessary to effectuate the transactions contemplated by the Forbearance Agreement. On April 1, 2026, the court held a hearing on the petition, at which no objections were submitted. On April 7, 2026, the court entered Findings of Fact, Conclusions of Law and Order (the “TIP Order”), granting the relief requested. The TIP Order approves and confirms the Indenture Trustee’s execution of, and continued performance under, the Forbearance Agreement, finds that the Plan of Liquidation is in the best interest of the holders of the Series B Bonds, and authorizes and instructs the Indenture Trustee to take such actions as are consistent with and reasonably necessary to effectuate the transactions contemplated by the Forbearance Agreement.

3. Significant accounting policies

Going Concern Basis

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Principles of consolidation

The consolidated financial statements include the accounts of Red Oak Capital Fund III, LLC and its wholly owned operating subsidiaries, ROCFIII Vue Hotel, LLC, ROCFIII 10 Grand Soleil, LLC, and ROCFIII Pembroke, LLC (collectively, the "Company"). All significant inter-company transactions and account balances have been eliminated.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

27

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

3. Significant accounting policies (continued)

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property, net

Property is initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 30 years. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, an impairment charge will be recorded as an unrealized loss.

Mortgage loans receivable

As of December 31, 2025, the Company no longer holds any mortgage loans receivable and does not anticipate originating or acquiring new loans going forward.

28

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

3. Significant accounting policies (continued)

Allowance for credit losses

As of December 31, 2025, the Company no longer holds any mortgage loans receivable and does not anticipate originating or acquiring new loans going forward in connection with its Plan of Liquidation. Accordingly, there are no financial assets subject to credit loss estimation, and an allowance for credit losses under ASC 326 (CECL) has not been recorded. Management has concluded that the allowance for loan losses/CECL methodology is no longer applicable to the Company’s financial statements.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. The Company did not hold any loans at November 30, 2025 or December 31, 2024.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. There was no accretion of loan origination income for the periods ending November 30, 2025 and December 31, 2024. The Company had no mortgage loans receivable at November 30, 2025 and December 31, 2024, respectively.

Hotel rental revenue

The Company owned and operated two hotels at November 30, 2025 and December 31, 2024, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized in rental revenue in the statements of operations.

Commercial rental revenue

The Company records rental revenue from commercial real estate at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes rental revenue on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at November 30, 2025 and December 31, 2024, respectively.

Taxes and fees collected on behalf of governmental agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

29

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

3. Significant Accounting Policies (continued)

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a single member LLC, the Company is treated as a disregarded entity for tax purposes. As such, it does not file its own tax returns. All tax attributes resulting from the Company's operations are captured by the Managing Member.

Extended transition period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Liquidation Basis of Accounting

Basis of presentation

In connection with the Forbearance Agreement dated November 21, 2025, the Company committed to an orderly liquidation of its assets. As a result, effective December 1, 2025, the Company adopted the liquidation basis of accounting in accordance with ASC 205-30. The actual date on which liquidation became imminent was November 21, 2025 (the Forbearance Agreement execution date). Management elected to use November 30, 2025 as a convenience date for the transition to liquidation basis accounting. Management assessed the impact of using a convenience date and determined it is not material to the financial statements for all periods presented.

Under the liquidation basis of accounting, assets are measured at the estimated amounts of cash or other consideration expected to be collected in the liquidation. Liabilities are measured at their full contractual amounts. Where contractual amounts are not determinable, additional liabilities are measured at amounts reasonably expected to be paid during the liquidation. All amounts are presented on an undiscounted basis. Depreciation and amortization ceased as of December 1, 2025, and estimated future operating and liquidation costs expected to be incurred through completion of the liquidation have been accrued as described below.

Comparative financial information as of November 30, 2025 and December 31, 2024 continues to be presented on the going-concern basis of accounting and has not been restated. The 2025 financial statements are presented as a split period: going- concern basis of accounting from January 1, 2025 through November 30, 2025, and liquidation basis of accounting from December 1, 2025 through December 31, 2025.

As a result of the change to the liquidation basis of accounting, the Company no longer presents a balance sheet, statement of operations, statement of changes in member’s deficit, or statement of cash flows subsequent to November 30, 2025. These statements are presented only for the going concern period and prior year comparative periods. Beginning December 1, 2025, the Company presents a statement of net liabilities in liquidation and a statement of changes in net liabilities in liquidation.

30

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

3. Significant Accounting Policies (continued)

Measurement of assets

Real estate assets are measured at their estimated net realizable value, or liquidation value, which represents the estimated amount of cash or other consideration the Company expects to realize through the disposal of its assets. The liquidation values are based on independent third-party appraisals and internal valuations determined by the Manager (see Note 4 for methodology and assumptions). Costs to complete construction, operating deficits through disposition, disposition costs (including broker commissions, closing costs, and transfer taxes), and other costs to sell are accrued separately as estimated liquidation costs (see “Estimated Future Liquidation Costs and Income” below and Note 6). The liquidation values are presented on an undiscounted basis and property is no longer depreciated. Management has confirmed that the third-party as-stabilized appraisals reflect projected cash flows from the stabilization date forward and do not incorporate pre-stabilization operating income; accordingly, separately accrued operating income during the pre-stabilization period does not overlap with the asset liquidation values.

Measurement of liabilities

Liabilities are measured at the amounts the Company expects to pay during the liquidation. Series B Bond principal is carried at the $44.0 million outstanding, contractual face amount. Bond interest continues to accrue at the 8.5% contractual rate through the anticipated liquidation date. Based on projected recovery waterfalls, the Company does not expect sufficient proceeds to fully satisfy accrued interest obligations. Preferred membership interests held by Red Oak Capital Holdings, LLC are measured at estimated settlement amounts including preferred returns through the expected liquidation date (see Note 11). The Red Oak Income Opportunity Fund II, LLC note secured by Angel Medical, the medical office building located in Pembroke, NC, formerly owned by Burooj Holdings, LLC, is carried at $1.7 million of outstanding principal.

Cessation of depreciation and amortization

Depreciation and amortization ceased on December 1, 2025.

Estimated future liquidation costs

The Company accrues costs and revenues that it expects to incur and earn as it carries out its liquidation activities through the end of the projected liquidation period to the extent it has a reasonable basis for estimation. Estimated costs include remaining renovation expenditures (Vue Hotel), hotel and office building operating costs through disposition, legal and professional fees, Trustee and enforcement costs, disposition costs for each property, management fees contractually required through the liquidation period, and wind-down expenses. Estimated revenues include hotel operating income from the Bridges Hotel and Vue Hotel through their expected sale dates, limited to the pre-sale period not already reflected in the asset liquidation values. Estimated revenues and costs expected during the liquidation period are recorded separately. When estimated liquidation costs exceed estimated revenues, the excess is reflected as a liability on the statement of net liabilities in liquidation (see Note 4). Actual costs and income may differ from amounts reflected in the financial statements because of the inherent uncertainty in estimating future events. These differences may be material.

Use of Estimates

The Company is required to estimate all costs and revenue it expects to incur and earn through the end of liquidation, including the estimated amount of cash it expects to collect on disposal of its assets and the estimated costs to dispose of its assets. All of the estimates and evaluations are susceptible to change and actual results could differ materially from these estimates.

31

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

4. Liabilities for Estimated Costs in Excess of Estimated Receipts During Liquidation

The liquidation basis of accounting requires the Company to estimate net cash flows from operations and to accrue all costs associated with implementing and completing the Plan of Liquidation. As of December 31, 2025, the Company estimated that it will have costs in excess of estimated receipts during the liquidation process. These amounts can vary significantly due to, among other things, the timing and amounts of property sale proceeds, estimates of renovation costs, hotel operating performance, the timing and amounts associated with discharging known and contingent liabilities, and the costs associated with the wind-down of operations. These costs are estimated and are anticipated to be paid out over the liquidation period, which is estimated to be complete by approximately December 2027; however, no assurances can be provided that this date will be met.

Upon transition to the liquidation basis of accounting on December 1, 2025, the Company accrued the following revenues and expenses expected to be incurred during liquidation:

The change in the liabilities for estimated costs in excess of estimated receipts during liquidation as of December 31, 2025 is as follows:

Net liabilities for estimated costs through liquidation, December 1 ,2025	$2,782,081
Cash payments	(536,325)
Remeasurement of assets and liabilities	(90,790)
Net liabilities for estimated costs through liquidation, December 31,2025	$2,154,966

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Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

5. Net liabilities in liquidation

The Company reported a net liability in liquidation of $49,959,789 as of December 31, 2025. Net liabilities in liquidation include projections of costs and expenses to be incurred and revenues to be earned during the estimated period required to complete the Plan of Liquidation. There is inherent uncertainty with these estimates and projections, and they could change materially based on, among other things, changes in the underlying assumptions of the projected cash flows from property dispositions, hotel operating performance, and the timing and costs of the liquidation process.

The decrease from member’s deficit under the going concern basis of accounting as of November 30, 2025 to net liability in liquidation under the liquidation basis of accounting as of December 1, 2025 is primarily due to the remeasurement of real estate assets to estimated liquidation values, the accrual of estimated costs in excess of estimated receipts, the accrual of interest expense, the accrual of the preferred and protective return on management company contributions, the accrual of management fees, and adjusting for outstanding debt discounts during liquidation. See Note 4.

6. Mortgage note payable, net

Going concern basis

As of November 30, 2025, the Company had outstanding borrowings under a mortgage loan payable secured by the medical office building located in Pembroke, North Carolina (the “Pembroke Property”), owned by ROCFIII Pembroke, LLC. The mortgage loan is held by Red Oak Income Opportunity Fund II, LLC (“ROIOF II”), a related party.

On July 25, 2025, the Company entered into a loan agreement and promissory note with ROIOF II pursuant to which the Company borrowed $1.7 million. The loan bears interest at a floating rate equal to one‑month Term SOFR plus an applicable margin, subject to a contractual floor. Interest is payable monthly on an interest‑only basis. The loan matures on January 31, 2027, with two six‑month extension options, subject to certain conditions and lender approval.

The loan is secured by a first‑priority mortgage on the Pembroke Property and related collateral, including leases, rents, and lender‑controlled reserve accounts. The loan documents require the funding of certain reserve accounts from loan proceeds at closing, including a debt service reserve intended to cover up to six months of interest payments and a contingency reserve for lender‑approved costs. These reserve balances are restricted as to use and are held as additional collateral for the loan. Reserve balances totaling $0.2 million are reflected as current assets at November 30, 2025.

At November 30, 2025, the outstanding principal balance of the mortgage loan payable was $1.7 million. Debt issuance costs of $0.04 million were capitalized and are presented as a reduction to mortgage loans payable. Accordingly, the mortgage loan payable was recorded at a net carrying value of $1.6 million.

Liquidation basis of accounting

Under the liquidation basis of accounting adopted effective December 1, 2025, the mortgage loan payable is measured at the estimated amount expected to be paid during liquidation. As of December 31, 2025, the Company accrued the full contractual principal balance of $1.7 million, together with all remaining interest payable through the stated maturity date of the loan, in accordance with the loan agreement. No discounting has been applied to the recorded liability.

33

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

7. Methods and significant assumptions

Significant assumptions include estimated sale prices for each property, timing of sales, remaining renovation costs, hotel operating cash flows, required selling costs, settlement assumptions for Series B Bonds and preferred interests, contractual related‑party management fees through the expected liquidation period, and legal/administrative costs required to comply with the Forbearance Agreement.

8. Expected cash flows during liquidation

Expected cash inflows include real estate sale proceeds and limited hotel operating income prior to sale. Expected cash outflows include renovation completion, hotel and office building operating costs, legal and trustee fees, settlement of Series B Bonds, settlement of preferred membership interests, management and administrative fees contractually required through the liquidation period, and other wind-down costs. Based on projected asset sale proceeds and the recovery waterfall, management does not expect sufficient proceeds to fully satisfy all accrued interest obligations on the Series B Bonds in addition to the outstanding principal. These projections are undiscounted and represent management’s best estimates as of the date of these financial statements. Actual results may differ materially from these estimates.

9. Real Estate Properties

Liquidation Basis of Accounting

Pursuant to the Company’s adoption of the liquidation basis of accounting on December 1, 2025, all real estate assets have been adjusted to their estimated net realizable value, or liquidation value, which represents the estimated amount of cash the Company expects to realize through the disposal of its assets. The Company estimated the liquidation value of its real estate based on independent third-party appraisals and internal valuations determined by the Manager. The liquidation values are presented on an undiscounted basis and real estate is no longer depreciated. Subsequent to December 1, 2025, all changes in estimated liquidation values are reflected as a change to the Company’s net liabilities in liquidation. Costs to sell the properties, including remaining renovation expenditures, operating costs through disposition, and disposition costs, are included in liabilities for estimated costs in excess of estimated receipts during liquidation on the statement of net liabilities (see Note 4).

Pursuant to the Company’s obligations under the November 21, 2025 Forbearance Agreement, all real estate assets have been remeasured to estimated net realizable value, representing projected sale proceeds for each property.

Management anticipates disposition of all properties during the liquidation period extending through approximately December in 2027; however, timing and proceeds remain subject to market conditions and the requirements of the Forbearance Agreement.

Going concern basis

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. As of September 1, 2024, the Company now owns ROCFIII Vue Hotel, LLC which owns the hotel. The Company has engaged a property management group to operate the hotel. During the year ended December 31, 2024, the Company closed the hotel for renovation. The Company plans to bring the hotel back on-line in 2026 and ultimately list it for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. As of September 1, 2024, the Company now owns ROCFIII 10 Grand Soleil, LLC which owns the hotel. The Company has engaged a property management group to operate the hotel. During the year ended December 31, 2024, the Company closed the hotel for renovation. The hotel reopened in the second quarter of 2025 and the Company plans to ultimately list it for sale.

34

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

9. Real Estate Properties (continued)

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3.0 million. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property. On April 25, 2025, the Company sold the property formerly owned by Abdoun Estate Holdings, LLC and received approximately $0.8 million in proceeds from the sale, net of fees.

On August 9, 2022, the medical office building located in Pembroke, NC, formerly owned by Burooj Holdings, LLC, was acquired through foreclosure. The note originally matured on March 18, 2021. The Company now owns ROCFIII Pembroke, LLC, which owns the property. The Company has engaged Hilco to aid in selling the property. Subsequent to year‑end, the Pembroke property was placed under contract.

On September 10, 2025, the Company made the decision to change the property manager and general contractor for the two hotels located in Natchez, MS. The Company has engaged Tristar Hotel Group to operate both properties and Pinnacle Management to lead the remaining renovations moving forward.

At November 30, 2025 and December 31, 2024, the property balance represented foreclosed commercial real estate recorded as a result of obtaining physical possession of the property. The Company has recorded operations of the foreclosed properties from the respective dates of foreclosure through November 30, 2025.

Depreciation expense for the periods ending November 30, 2025 and December 31, 2024 was $319,953 and $250,216, respectively, and reflects depreciation for the period the properties were in operation.

Property, net as of November 30, 2025 and December 31, 2024 is comprised of the following:

	11/30/2025	12/31/2024
Real estate	$21,824,566	$20,018,878
Accumulated depreciation	(1,140,475)	(820,522)
Accumulated impairment	(3,506,116)	(2,823,727)

Property, net	$17,177,975	$16,374,629

10. Related party transactions

Going concern basis

The Company accrues an annual management fee, calculated and payable on a quarterly basis in advance, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross bond principal outstanding. For the periods ending November 30, 2025 and December 31, 2024, $0.7 million and $0.8 million management fees were incurred, respectively. As of November 30, 2025 and December 31, 2024 $0.7 million and $0 of management fees were held as payable to the Managing Member.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the periods ending November 30, 2025 and December 31, 2024, no acquisition fees were incurred. As of November 30, 2025 and December 31, 2024, no acquisition fees were held as payable to the Managing Member.

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Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

10. Related party transactions (continued)

During the year ended December 31, 2024 the Company entered into a preferred equity agreement with Red Oak Capital Properties, LLC (now held by Red Oak Capital Holdings, LLC as successor), a related party. See Note 12.

During the period ended November 30, 2025, the company entered into a mortgage loan arrangement with ROIOF II, a related party. See Note 6.

Liquidation basis of accounting

Management evaluated all related‑party contractual arrangements considering the Forbearance Agreement and the expected liquidation timeline. Under the liquidation basis of accounting, related‑party obligations are recorded to the extent they are: (i) legally enforceable under governing agreements, and (ii) expected to be incurred before completion of liquidation.

Accordingly, management fees and other related‑party charges that continue to accrue under the Company’s operating or management agreements through the expected liquidation period have been reflected at their estimated settlement amounts unless formally waived. If future cash flows are insufficient to fully satisfy such amounts, the shortfall is reflected within net liabilities in liquidation.

11. Bonds payable

Going concern basis

During the periods ending November 30, 2025 and December 31, 2024, the Company did not issue any bonds as the offering is closed. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of November 30, 2025 and December 31, 2024, there have been approximately $4.5 million of debt issuance costs incurred by the Company. During the periods ending November 30, 2025 and December 31, 2024, $0.6 million and $0.7 million was amortized to bond interest expense, respectively.

Bonds payable as of November 30, 2025 and December 31, 2024 are comprised of the following:

	11/30/2025	12/31/2024
Series B bonds payable	$43,980,000	$43,980,000
Unamortized debt issuance costs	(57,002)	(671,155)

Total bonds payable, net	$43,922,998	$43,308,845

The Company had executed quarterly interest payments to the Series B Bondholders, through December 31, 2024, at a rate of 8.5% per annum. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the periods ending November 30, 2025 and December 31, 2024, the Company has recorded $4.0 million and $4.6 million as bond interest expense, respectively. As of November 30, 2025 and December 31, 2024, $3.4 million and $0.9 million was held as payable to Series B Bondholders, respectively.

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Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

11. Bonds payable (continued)

On February 3, 2025, the Company announced that it would no longer make regular quarterly payments of interest associated with its outstanding Bonds (the Company has made all payments of interest through 12/31/24) and would begin the process to seek to liquidate the assets in an effort to provide the liquidity to pay off the principal and accrued interest associated with the Bonds. On March 10, 2025, the Company received a Notice of Events of Default and Reservation of Rights from UMB Bank, N.A., as the Indenture Trustee, asserting that its announcement constituted a default under the covenants of the Bonds. Subsequently, the Company did not make payments of interest associated with the first and second quarters of 2025. In the meantime, the Company has been in the process of negotiating a forbearance agreement with the Indenture Trustee which will provide approximately two years for it to reposition and orderly liquidate the real assets.

Liquidation basis of accounting

As of December 31, 2025, the Company had $44.0 million of Series B Bonds outstanding. Bond interest continues to accrue at the 8.5% contractual rate through the anticipated liquidation date. The Company ceased making interest payments after December 31, 2024, and informed bondholders of this decision on February 3, 2025. A Notice of Default was issued by the Trustee on March 10, 2025. Under the Forbearance Agreement, the Trustee has agreed to temporarily forbear from exercising remedies while the Company executes the Plan of Liquidation. Unpaid bond interest expense as of December 31, 2025 of $3.7 million and estimated bond interest expense of $7.5 million, totaled $11.2 million. Based on projected asset sale proceeds and the recovery waterfall, management does not expect sufficient proceeds to fully satisfy accrued interest obligations in addition to the outstanding principal.

12. Preferred membership interest

Going concern basis

On September 1, 2024, ROCFIII Vue Hotel, LLC, which owns the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, (whose rights and obligations were assumed by Red Oak Capital Holdings, LLC as successor-by-merger effective June 13, 2025, herein referred to as “ROCH”) a related party, as a Preferred Member. As of November 30, 2025, the Preferred Investment Balance was $3.3 million, which accrues a Preferred Current Return at 8% per annum, and the protective advance balance was $0.2 million, which accrues a Protective Return at 14% per annum. As of that same date, the Accrued Current preferred return was $0.3 million and the accrued Protective Return was $0.02 million. The Preferred Investment matures on September 1, 2027.

On September 1, 2024, ROCFIII 10 Grand Soleil, LLC, which owns the hotel located in Natchez, MS, formerly owned by ONRD, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, (whose rights and obligations were assumed by ROCH as successor-by-merger effective June 13, 2025) a related party, as a Preferred Member. As of November 30, 2025, the Preferred Investment Balance was $2.1 million, which accrues a Preferred Current Return at 8% per annum, and the protective advance balance was $1.1 million, which accrues a Protective Return at 14% per annum. As of that same date, the Accrued Current preferred return was $0.2 million and the accrued Protective Return was $0.1 million. The Preferred Investment matures on September 1, 2027.

37

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

12. Preferred membership interest (continued)

The distribution of net cash flow from operations and net sale proceeds of the two aforementioned JV entities follows a structured priority. For net cash flow, 100% is first allocated to the Preferred Member until they have received all accrued Protective Return, calculated at a rate of 14% per annum on the outstanding Protective Balance, and thereafter until they have received all accrued Preferred Current Returns, defined as 8% of the net Preferred Investment per annum, with any remaining net cash flow being distributed entirely to ROCFIII (the “Common Member”). Similarly, for net sale proceeds, the initial distribution is 100% to the Preferred Member until they receive all accrued Protective Return and the Protective Balance has been reduced to zero, and thereafter until they receive all accrued Preferred Current Returns, including any prior distributions. After this, any remaining net sale proceeds are allocated 100% to the Preferred Member until the entire Preferred Investment has been returned. Thereafter, any residual proceeds are distributed on a pro rata basis, with 10% distributed to the Preferred Member (the “contingent return”) and the remaining to the Common Member. ROCH retains certain rights to approve “Major Decisions” as defined in the limited liability agreements of the entities and retains the right to assume control of the entities upon any event of Material Default, as defined in the limited liability agreements. Upon a Material Default under the applicable limited liability company agreement or the third (3rd) anniversary of the applicable Preferred Investment, the Common Member shall cause the applicable entity to immediately prepay the net Preferred Investment, any protective advances, the Protective Balance, and any accrued returns to ROCH.

The contingent return qualifies as a derivative and is accounted for at fair value. The original fair value of the derivative is recorded as a debt discount and amortized to interest expense over the three year life of the agreement. The fair value of the contingent return recorded at inception was $1.5 million recorded at fair value on the Company's balance sheet. The offset of this amount was recorded as a debt discount and amortized. Total amortization for the periods ended November 30, 2025 and December 31, 2024 was $0.5 million and $0.1 million, respectively. Subsequent changes in fair value of the contingent return are recorded as other income/expense. The fair value of the derivative liability at November 30, 2025 and December 31, 2024 was $1.0 million and $1.4 million, respectively.

As the fair value of the derivative is calculated based on the fair value of the underlying real estate, the valuation of this instrument is considered to be level 3.

The carrying amount of the preferred membership liability is as follows:

	11/30/2025	12/31/2024
Preferred membership liability	$6,677,077	$4,748,414
Unamortized discount	(844,965)	(1,337,177)

Preferred membership liability, net	$5,832,112	$3,441,237

Liquidation basis of accounting

Red Oak Capital Holdings, LLC (“ROCH”), a related party, holds preferred membership interests in ROCFIII Vue Hotel, LLC and ROCFIII 10 Grand Soleil, LLC. Through December 31, 2025, ROCH had invested a combined $6.7 million across the two entities, including protective advances of $1.3 million. Preferred membership interests are measured at estimated settlement amounts, including preferred returns at 8% per annum through the expected liquidation date, protective advance interest at 14% per annum, and any contingent return amounts expected under the sale waterfall provisions. ROCH’s preferred returns and capital repayment are senior to the Company’s common membership interests in the distribution waterfall for each hotel entity. Based on projected property sale proceeds, management expects to fully satisfy ROCH’s preferred interests upon disposition of the Natchez Hotels. Under the liquidation basis of accounting, the preferred liability is presented as gross.

38

Red Oak Capital Fund III, LLC and Subsidiaries Notes to Financial Statements December 31, 2025 and December 31, 2024

13. Members Equity

Going concern basis

During the periods ending November 30, 2025 and December 31, 2024, the Managing Member, as sole member of the Company, made $102,331 in capital contributions and received no distributions.

Liquidation basis of accounting

During the period from December 1, 2025 to December 31, 2025, the Managing Member made $386,237 in capital contributions. Additional contributions are expected in the near term. Management has elected not to recognize a receivable for post-year-end contributions as of December 31, 2025, as the amounts and timing of future contributions remain uncertain and the budgeted amounts were past due relative to the original schedule at year-end. Contributions received after year-end are disclosed as nonrecognized subsequent events. When received, contributions increase cash on hand and increase net assets in liquidation (or decrease the net deficit). The statement of changes in net liabilities in liquidation reflects contributions in the period received.

14. Commitments and contingencies

Going concern basis

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

Liquidation basis of accounting

Management accrued all commitments expected to require settlement during the liquidation period under the Forbearance Agreement, based on estimated settlement amounts. Contingencies not expected to result in cash outflows during liquidation have been excluded.

15. Subsequent events

Management has evaluated subsequent events through April 30, 2026. The following events occurred after December 31, 2025:

Through the date of filing, the Manager contributed approximately $1.1 million to the Company. Such contributions are reflected as decreases to net liabilities in liquidation in the period received (see Note 13).

The Company’s compliance with certain disposition milestones under the Forbearance Agreement, including the December 31, 2025 binding purchase and sale agreement deadline for the Pembroke property, was subject to ongoing discussions with the Trustee. Subsequent to year‑end, the Pembroke property was placed under contract. No acceleration or enforcement actions had been taken by the Trustee as of April 30, 2026.

On February 17, 2026, UMB Bank, N.A., in its capacity as Indenture Trustee, filed a Trust Instruction Proceeding (“TIP”) in the Hennepin County District Court, State of Minnesota, seeking court approval of the Trustee’s execution and performance of the Forbearance Agreement. The court held a hearing on April 1, 2026, at which no objections were raised. On April 7, 2026, the court issued an order approving the Forbearance Agreement, finding the Plan of Liquidation to be in the best interests of the Series B Bondholders, and authorizing the Trustee to take actions reasonably necessary to effectuate the transactions contemplated thereby.

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Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond***

(3)(c)	Form of Series B Bond***

(3)(d)	Form of Pledge and Security Agreement*

(3)(e)	Forbearance Agreement dated November 21, 2025

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30, 2019.

** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 31, 2019.

*** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, NC on April 30, 2026.

RED OAK CAPITAL FUND III, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

                Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on April 30, 2026.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

41